File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2006 JAN 30 P 4: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

24 January 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06010554

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released on 24 January 2006.

Yours faithfully

SUPPL

**Gemma Knowles**
**Company Secretarial Assistant**

Encl.

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

Announcement Body Information:

On 23 January 2006, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had decreased by 3,688,572 shares to 13,528,097 shares, representing 3.89% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com